SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              TUCKER ANTHONY SUTRO
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    898647102
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  STEPHEN MONTY
                            ASSISTANT GENERAL COUNSEL
                              ROYAL BANK OF CANADA
                              200 BAY ST., 22ND FL.
                                   SOUTH TOWER
                                TORONTO, ONTARIO
                                 CANADA M5J 2J5
                            TELEPHONE: (416) 955-7340
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 1, 2001
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.  898647102                                        PAGE 2 of 10 PAGES
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: S.S. OR I.R.S.               ROYAL BANK
     IDENTIFICATION NO. OF ABOVE PERSON:                    OF CANADA

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF                 (A) [_]
     A GROUP                                                  (B) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:                                       Not Applicable

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEM                   [_]
     2(D) OR 2(E)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:                    CANADA

--------------------------------------------------------------------------------
    NUMBER OF       7.   SOLE VOTING POWER:
                                                                 0
                    ------------------------------------------------------------
     SHARES         8.   SHARED VOTING POWER:
  BENEFICIALLY                                                4,571,606**
                    ------------------------------------------------------------
 OWNED BY EACH      9.   SOLE DISPOSITIVE POWER:
   REPORTING                                                     0
                    ------------------------------------------------------------
  PERSON WITH       10.  SHARED DISPOSITIVE POWER
                                                                 0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON:                                4,571,606**

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES                            [_]*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11):                                              18.2%**

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:                                   BK
--------------------------------------------------------------------------------
----------

*    See Item 4.

** Pursuant to Rule 13d-4 of the Securities and Exchange Act of 1934 (the "Act"), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

ITEM 1.  SECURITY AND ISSUER.

         This Statement (the "Statement") relates to the common stock, par value $0.01 per share (the "Shares"), of Tucker Anthony Sutro (the "Company"), a Delaware corporation. The Company's principal executive offices are located at One Beacon Street, Boston, Massachusetts 02108.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed by Royal Bank of Canada, a Canadian chartered bank ("Royal Bank"), with the U.S. Securities and Exchange Commission on August 13, 2001. Royal Bank has a principal place of business and principal office at 200 Bay Street, Toronto, Ontario, Canada M5J 2J5. For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of Royal Bank, reference is made to Exhibit D attached hereto and incorporated herein by reference.

         Neither Royal Bank, nor, to the best of Royal Bank's knowledge, any of the persons listed on Exhibit D hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
         CONSIDERATION.

         Thomas H. Lee Equity Fund III, L.P. and Thomas H. Lee Foreign Fund III, L.P. (together, the "Stockholders") and Royal Bank have entered into a Voting and Support Agreement (described in Item 6 of this Schedule 13D and attached hereto as Exhibit A) (the "Voting Agreement") with respect to certain Shares beneficially owned by the Stockholders. No Shares were purchased by Royal Bank pursuant to the Voting Agreement, and thus no funds were used for such purpose. Exhibit A is specifically incorporated herein by reference in response to this
Item 3.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The purpose of Royal Bank's entering into the Voting Agreement covering the Shares to which this Statement relates is to facilitate the transactions contemplated by the Agreement and Plan of Merger, dated as of August 1, 2001 between Royal Bank and the Company, and attached hereto as Exhibit B (the "Merger Agreement"). Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Merger Agreement.

         Pursuant to Instructions for Cover Page (2) to this Schedule 13D, the following is a description of the relationship among Royal Bank and the Stockholders under the Voting Agreement but is not an affirmation by Royal Bank of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Securities Exchange Act of 1934 or Rule 13d-5(b)(1) thereunder. Pursuant to Rule 13d-4 of the Act, Royal Bank disclaims beneficial ownership of the Shares covered by the Voting Agreement.

         In order to induce Royal Bank to enter into the Merger Agreement, the Stockholders entered into the Voting Agreement with Royal Bank. Pursuant to the Voting Agreement, each of the Stockholders agreed, among other things, (a) to appear at each meeting or otherwise cause the Shares owned beneficially and of record by such Stockholder to be counted as present thereat for purposes of calculating a quorum, and (b) to vote, in person or by proxy, or deliver a written consent covering, all the Shares, and any other voting securities of the Company (whenever acquired), that are owned beneficially and of record by such Stockholder or as to which such Stockholder has, directly or indirectly, the right to vote or direct the voting, (i) in favor or adoption of the Merger Agreement and any other action requested by Royal Bank in furtherance thereof;
(ii) against any action or agreement submitted for approval of the stockholders of the Company that such Stockholder would reasonably expect would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of the Stockholders contained in this Agreement; and (iii) against any Acquisition Proposal (as defined in the Voting Agreement) or any other action, agreement or transaction submitted for approval to the stockholders of the Company that such Stockholder would reasonably expect is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the Merger or this Agreement, including: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries (as defined in the Voting Agreement) (other than the Merger); (B) a sale, lease or transfer of a material amount of assets of the Company or any of its Subsidiaries or a reorganization, recapitalization or liquidation of the Company or any of its Subsidiaries; (C) a material change in the policies or management of the Company; (D) an election of new members to the board of directors of the Company, except where the vote is cast in favor of the nominees of a majority of the existing directors; (E) any material change in the present capitalization or dividend policy of the Company or any amendment or other change to the Certificate of Incorporation or Bylaws of the Company; or (F) any other material change in the Company's corporate structure or business.

         Under the Voting Agreement, each Stockholder also agreed to grant to Royal Bank a proxy to vote the Shares owned beneficially and of record by such Stockholder as indicated in the Voting Agreement if such Stockholder fails for any reason to vote such Shares in accordance with the Voting Agreement. In addition, each Stockholder agreed not to transfer or otherwise dispose of any of its Shares or any other Shares acquired by it after the date of the Voting Agreement and prior to the termination of the Voting Agreement.

         The Voting Agreement and the proxy granted pursuant to it will terminate upon the earlier of (i) the date on which the Merger Agreement is terminated in accordance with its terms and (ii) the Effective Time (as defined below).

         The transactions contemplated by the Merger Agreement are summarized as follows:

         Under the Merger Agreement, a wholly owned subsidiary of Royal Bank to be formed for these purposes will merge with and into the Company (the "Merger"), with the Company being the surviving corporation. If the Merger is consummated as contemplated, Company common stock will be eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 and will be de-listed from the New York Stock Exchange.

         Pursuant to the Merger Agreement and subject to certain customary exceptions, each Share outstanding immediately prior to the date and time at which the Merger becomes effective (the "Effective Time") will be converted into the right to receive U.S. $24 in cash.

         The Merger is subject to various conditions and regulatory approvals, including the prior approval of the Department of Justice and Federal Trade Commission, the approval in Canada of the Minister of Finance upon the recommendation of the Office of the Superintendent of Financial Institutions, approval of the stockholders of the Company, and the satisfaction of other customary terms and conditions in the Merger Agreement.

         As an inducement and a condition of Royal Bank's entering into the Merger Agreement, Royal Bank and the Company entered into a Stock Option Agreement, dated as of August 1, 2001 (the "Option Agreement"), attached hereto as Exhibit C. Pursuant to the Option Agreement, the Company granted Royal Bank an option entitling Royal Bank to purchase up to 4,986,584 authorized but unissued Shares, subject to adjustment in certain circumstances described in Exhibit C (up to a maximum of 19.9% of the issued and outstanding Shares) under the circumstances described in Exhibit C at a price per share in cash equal to $23.64. Pursuant to Rule 13d-4 of the Act, Royal Bank disclaims beneficial ownership of the Shares covered by the Option Agreement.

         As a result of a series of short sales and purchases to cover short positions described in Item 5(c), Royal Bank has short position in respect of 3,400 Shares (the "Short Position"). Royal Bank intends to acquire Shares to close out the Short Position.

         The foregoing descriptions of the transactions contemplated by the Voting Agreement, the Merger Agreement and the Option Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits A, B and C, respectively. Exhibits A through C are specifically incorporated herein by reference in answer to this Item 4.

         Except as set forth in this Statement, the Voting Agreement, the Merger Agreement and the Option Agreement, none of Royal Bank or, to the best of Royal Bank's knowledge, any of the individuals named in Exhibit D hereto, has any plans or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As a result of the Voting Agreement, Royal Bank may be deemed to have beneficial ownership of an aggregate of 4,571,606 Shares, which constitutes, based on information provided by the Company and set forth in the Merger Agreement, approximately 18.2% of the fully-diluted shares of voting stock of the Company.

         Royal Bank, however, hereby disclaims beneficial ownership of such Shares, and this Statement shall not be construed as an admission that Royal Bank is, for any or all purposes, the beneficial owner of the securities covered by this Statement.

         Other than as provided in the first sentence of each of the first paragraphs of this Item 5 and pursuant to the Option Agreement referred to in
Item 4, neither Royal Bank nor, to the best knowledge of Royal Bank, any of the persons listed on Exhibit D hereto, owns or has any right to acquire, directly or indirectly, any Shares.

         (b) Pursuant to the Voting Agreement, Royal Bank may be deemed to have shared power to vote the 4,571,606 Shares that are subject to the Voting Agreement. However, Royal Bank (i) is not entitled to any rights as a shareholder of the Company as to the Shares that are subject to the Voting Agreement and (ii) disclaims any beneficial ownership of the Shares that are covered by the Voting Agreement. The information required by Item 2 relating to the Stockholders is set forth in Exhibit E and consists of information contained in the Voting Agreement and the Schedule 13G of Thomas H. Lee Equity Fund III, L.P. filed with the Securities and Exchange Commission on February 12, 1999. While Royal Bank has no reason to believe that such information was not reliable as of its date, Royal Bank only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information. In addition, Royal Bank makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Statement shall not create any implication under any circumstances, that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Stockholders, which may affect the accuracy or completeness of such information.

         (c) Pursuant to a computerized statistical arbitrage trading program conducted in the ordinary course of business, RBC Dominion Securities Corp., a wholly owned subsidiary of Royal Bank trading for the proprietary account of Royal Bank, executed the following trades in the Shares on the New York Stock Exchange during the past sixty days.

Short Sales:
-----------

      Date               No.              Price/Share
      ----               --               -----------
      7/12/01            300              25.0500
      7/12/01            400              25.0400
      7/12/01            400              25.0400
      7/12/01            100              25.0500
      7/19/01            800              25.8400
      7/19/01            100              26.1000
      7/20/01            400              26.6700
      7/20/01            100              26.8000
      7/20/01            100              26.8300
      7/25/01            100              27.5000
      7/27/01            900              27.0900
      7/27/01            900              27.1100
      7/27/01            100              27.1300
      7/27/01            100              27.1200
      7/27/01            800              27.1200
      7/27/01            100              27.1200
      7/27/01            400              27.1200
      7/27/01            100              24.6000
      7/27/01            100              24.7000
      7/27/01            100              24.7200
      7/27/01            100              24.8900
      7/27/01            100              24.8600
      7/30/01            100              24.1500
      7/30/01            100              23.9800
      7/30/01            100              24.1300
      7/31/01            100              24.2900
      7/31/01            100              24.2100


Purchases to Cover Short Positions
----------------------------------

      Date               No.              Price/Share
      ----               --               -----------
      7/20/01            100              26.0000
      7/23/01            200              25.4000
      7/26/01            100              26.4500
      7/27/01            100              24.5900
      7/27/01            100              24.5000
      7/27/01            100              24.4800
      7/27/01            100              24.3400
      7/30/01            200              23.9000
      7/30/01            700              23.9000
      7/30/01            100              23.9400
      7/30/01            100              23.9400
      7/30/01            900              24.0000
      7/30/01            300              24.0500
      7/31/01            400              24.2800
      7/31/01            100              24.2800
      7/31/01            100              24.2400

         Except with respect to the transactions set forth above or as contemplated by the Voting Agreement, the Merger Agreement and the Option Agreement, neither Royal Bank nor, to the best of Royal Bank's knowledge, any of the persons listed on Exhibit D hereto, has effected any transaction in the Shares during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreement, the Merger Agreement and the Option Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits A, B and C, respectively. Exhibits A through C are specifically incorporated herein by reference in answer to this Item 5.

         (d) Except as set forth in this Item 5, no other person is known by Royal Bank to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock of the Company that may be deemed to be beneficially owned by Royal Bank.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER.

         See "Item 4. Purpose of Transaction" for a description of the Voting Agreement, the Merger Agreement and the Option Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits A through C, respectively. Exhibits A through C are specifically incorporated herein by reference in answer to this Item 6.

         In connection with Royal Bank's Short Position, which is described in
Item 4, Royal Bank is a party to standard and customary securities borrowing arrangements with one or more third party broker-dealers, which obligate
Royal Bank to deliver Shares to cover the Short Position under certain circumstances. As discussed in Item 4, Royal Bank intends to acquire Shares to close out the Short Position.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:
Voting and Support Agreement, dated as of August 1, 2001, between Royal Bank and the Stockholders.

Exhibit B:
Agreement and Plan of Merger, dated as of August 1, 2001, between the Company and Royal Bank.

Exhibit C:
Stock Option Agreement, dated as of August 1, 2001, between Royal Bank and the Company.

Exhibit D:
Directors and Executive Officers of Royal Bank

Exhibit E:
Certain Information Regarding the Stockholders

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 13, 2001

                                               ROYAL BANK OF CANADA


                                               BY: /s/ Peter W. Currie
                                               ---------------------------------
                                               PETER W. CURRIE
                                               VICE-CHAIRMAN AND
                                               CHIEF FINANCIAL OFFICER

                                  EXHIBIT INDEX

Exhibit A:
Voting and Support Agreement, dated as of August 1, 2001, between Royal Bank and the Stockholders.

Exhibit B:
Agreement and Plan of Merger, dated as of August 1, 2001, between the Company and Royal Bank.

Exhibit C:
Stock Option Agreement, dated as of August 1, 2001, between Royal Bank and the Company.

Exhibit D:
Directors and Executive Officers of Royal Bank

Exhibit E:
Certain Information Regarding the Stockholders